Press Information
For Immediate Release

Vitro/AFG Float Glass Plant Started Operations

San Pedro Garza Garcia, Nuevo Leon, Mexico, November 18, 2003. - Vitro AFG, North America’s newest and with the most modern float glass technology is now in production in Mexicali, Baja California, Mexico. Vitro AFG is a 50/50 joint venture of Vitro Plan, S.A. de C.V., a subsidiary of Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), and AFG Industries Inc., a subsidiary of Asahi Glass Company in the United States of America.

The Vitro AFG $100 million dollar investment by Vitro Plan, S.A. de C.V. and AFG Industries will supply the United States of America, Canada, and Mexico construction markets with a broad range of products from traditional clear for glazing, heavy glass up to 8mm, and even mirror and coating quality glass. The joint venture was initiated in 2001.

Originally a container facility owned by Vitro, the Mexicali operation has been totally converted over the last 12 months into the most modern of float glass plants capable of manufacturing high quality flat glass. The plant will em ploy 226 people.

“This plant creates a strategic alliance between two key global leaders, will allow our companies to grow our production and enhance competitive services to our separate customers. This Joint venture is a significant opportunity for both companies. It is the beginning of a brilliant future”, said Federico Sada, CEO of Vitro.

Luc Willame, Senior Executive Vice President of Asahi, and President of the Flat Glass Division, stated, “Roger Kennedy, President & CEO of AFG, and his team recognized the current Western United States and Canada supply/demand imbalance and quickly responded to the challenge with this venture. The new Mexicali plant will enable AFG to supplement the effort of our Victorville, CA operation with consistent, quality glass products. Our customers will have a seamless, reliable source of glass now - and in the future - from this new facility.”

The Mexicali facility will be operated by with a management team selected by both Vitro and AFG, and will be managed by a jointly appointed Board of Directors. The plant will principally be supported by the Vitro Flat Glass business unit.

AFG Industries, Inc. is the operating unit of the Flat Glass Company of Asahi, the largest glass producing company in the world. Founded in 1978 and Headquartered in Kingsport, TN, AFG is the leading glass supplier to the North American Construction/Specialty industry, has 10 glass producing lines, 38 distribution and fabrication locations through AFGD, 5 residential insulating plants through AFG Insulating, 3 coating operations with AFG Coatings, as well as other glass-related joint ventures.

For more information about AFG Industries, Inc. please click on the following link; http://www.afg.com

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For more information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Jorge Torres Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com jtorres@vitro.com	(U.S. Contacts): Alex Fukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com